S247240.14d100 Schedule TO. Tender offer statement under
section 14(d)(1) or 13(e)(1) of the Securities Exchange Act

Securities and Exchange Commission,

(Washington, D.C. 20549)

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.____)

    The Southern Africa Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    The Southern Africa Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))


    Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)


    842157109
____________________________________________________________
(CUSIP Number of Class of Securities)


    Patricia A. Poglinco
    Seward & Kissel LLP
    One Battery Park Plaza
    New York, New York  10004
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.



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[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






















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FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672


                 THE SOUTHERN AFRICA FUND, INC.
          CONCLUSION OF TENDER OFFER MEASUREMENT PERIOD

    NEW YORK, NY February 5, 2001 -- The Southern Africa Fund, Inc., a closed-end investment company [NYSE:SOA] (the "Fund"), today announced the results of its recently concluded tender offer measurement period. In accordance with the Fund's Prospectus dated February 25, 1994, and subject to the conditions and limitations described therein, the Fund is to conduct a tender offer during the second quarter of 2001 if shares of the Fund's common stock traded on the New York Stock Exchange during a duly designated 12-week measurement period at an average price of less than $15.00 per share or at an average discount from net asset value of 5% or more. As previously announced, the Fund's Board of Directors had designated the 12 weeks ended December 29, 2000 as the measurement period for this purpose. During that period, the Fund's common stock traded at an average price of $11.90 per share and at an average discount from net asset value of 24.46%. Accordingly, the Prospectus undertaking requires the Fund to conduct a tender offer during the second quarter of 2001. The Fund anticipates that its Board of Directors will determine and announce the terms of the tender offer shortly.

    The Fund is a non-diversified, closed-end U.S.-registered management investment company managed by Alliance Capital
Management L.P. As of February 2, 2001, the Fund's total net assets were approximately $69.2 million.




















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